Exhibit 1.3

SERVICES AGREEMENT

THIS SERVICES AGREEMENT (this “Agreement”) is effective as of October 19, 2007 by and between The Children’s Internet, Inc., a Nevada corporation (the “Company”), and Two Dog Net, Inc., a Utah corporation (“TDN”).

RECITALS

WHEREAS, the Company has entered into that certain Definitive Stock Purchase Agreement dated October 19, 2007 by and among the Company, The Children’s Internet Holding Company, LLC, Inc. (“TCIH”), Shadrack Films, Inc., Richard Lewis, and Sholeh Hamedani (the “DSPA”), pursuant to which TCIH will acquire control of the Company, subject to certain conditions.

 WHEREAS, TDN wishes to provide certain services to the Company and the Company wishes to obtain such services from TDN in anticipation of the Closing (as defined in the DSPA).

AGREEMENT

NOW, THEREFORE, in consideration for the mutual promises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Services.

1.1 TDN shall provide the services (the “Services”) to the Company set forth on the Schedule of Services attached hereto as Exhibit A (the “Schedule of Services”) from October 19, 2007 until the Closing in consideration for the monthly payments by the Company set forth on Schedule of Services.

1.2 TDN shall make the Services available to the Company 24-hours a day and shall maintain such Services in proper working condition for the Company’s use.

1.3 TDN agrees to indemnify the Company, TCIH and its manager for all losses or claims arising from TDN’s failure to provide, maintain, or make available the Services provided that TCI is in compliance with the terms of this Agreement and provided further that neither party shall be responsible for performance of its obligations hereunder where delayed or hindered by war, riots, embargoes, strikes, natural disasters or other occurrences beyond the party’s control.

2. Payment. The Company shall pay to TDN the amounts set forth on Exhibit A as invoiced by TDN, pro rated based on days elapsed for any partial months. Payments shall be due on the first day of each calendar month and are considered delinquent the next day. TDN reserves the right to discontinue services if payment is not received subject to 24 hours notice to TCI and TCIH as provided below.

3. Third Party Beneficiary/Guarantor. The parties hereto agree and acknowledge that due to TCIH’s interest in maintaining the TCI business until the Closing, TCIH is a third party beneficiary under this Agreement and may enforce TCI’s rights hereunder in the event TCI fails to so enforce. TCIH shall guaranty TCI’s payments hereunder.

4. Notice. Any notice hereunder to TCI or TCIH shall be delivered via facsimile transmission and e-mail to:

Richard J. Lewis III
Fax: (916) 965-8275
Email: rjliii@tciholdingco.com
With a copy to:

Kevin A. Coyle, Esq.
Fax: (916) 930-3201
Email: kevin.coyle@dlapiper.com

5. Termination. This Agreement shall automatically terminate January 31, 2008 or the earlier Closing or termination of the DSPA.

6. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

THE CHILDREN’S INTERNET, INC

By:	/s/ Richard Lewis
Richard J. Lewis, Acting CEO

TWO DOG NET, INC.

By:	/s/ Nasser Hamedani
Nasser Hamedani, Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

THE CHILDREN’S INTERNET HOLDING COMPANY, LLC

/s/ Richard Lewis
Richard J. Lewis, Manager